UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Gentium S.p.A.

(Name of Issuer)

Ordinary Shares, no par value per share

and

American Depositary Shares, each Representing one Ordinary Share

(Title of Class of Securities)

The CUSIP number for the Ordinary Shares, which are not traded on U.S. markets, is 37250B922.

The CUSIP number for the related American Depositary Shares is 37250B104.

(CUSIP Number)

Suzanne Sawochka Hooper, Esq.

Executive Vice President and General Counsel

Jazz Pharmaceuticals Public Limited Company

c/o Jazz Pharmaceuticals, Inc.

3180 Porter Drive

Palo Alto, California 94304

Tel: (650) 496-3777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Keith A. Flaum, Esq.

Jane Ross, Esq.

James R. Griffin, Esq.

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, CA 94065

(650) 802-3000

January 23, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 (b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting company’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The CUSIP number for the Ordinary Shares, which are not traded on U.S. markets, is 37250B922.

The CUSIP number for the related American Depositary Shares is 37250B104.

1.	Name of Reporting Person Jazz Pharmaceuticals Public Limited Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or Item 2(e) ☐ N/A
6.	Citizenship or Place of Organization Ireland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,427,624
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,427,624
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,427,624
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 98.2%
14.	Type of Reporting Person (See Instructions) CO

The CUSIP number for the Ordinary Shares, which are not traded on U.S. markets, is 37250B922.

The CUSIP number for the related American Depositary Shares is 37250B104.

1.	Name of Reporting Person Jazz Financing I Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or Item 2(e) ☐ N/A
6.	Citizenship or Place of Organization Ireland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,427,624
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,427,624
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,427,624
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 98.2%
14.	Type of Reporting Person (See Instructions) CO

The CUSIP number for the Ordinary Shares, which are not traded on U.S. markets, is 37250B922.

The CUSIP number for the related American Depositary Shares is 37250B104.

1.	Name of Reporting Person Jazz Investments II Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or Item 2(e) ☐ N/A
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,427,624
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,427,624
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,427,624
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 98.2%
14.	Type of Reporting Person (See Instructions) CO

The CUSIP number for the Ordinary Shares, which are not traded on U.S. markets, is 37250B922.

The CUSIP number for the related American Depositary Shares is 37250B104.

1.	Name of Reporting Person Jazz Pharmaceuticals Italy S.p.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or Item 2(e) ☐ N/A
6.	Citizenship or Place of Organization Italy
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,427,624
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,427,624
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,427,624
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 98.2%
14.	Type of Reporting Person (See Instructions) CO

Item 4. Purpose of the Transaction

The Schedule 13D is hereby amended and supplemented by adding the following paragraph under Item 4(a):

During the time period beginning at 5:01 p.m. New York City time on February 12, 2014 and ending at 12:00 midnight, New York City time, on the evening of February 20, 2014, Purchaser purchased 104,800 additional Ordinary Shares and 933,172 additional ADSs (without duplication for Ordinary Shares underlying ADSs) pursuant to the Offer.

Item 5. Interest in Securities of the Issuer

The Schedule 13D is hereby amended and supplemented by restating Items 5(a), (b), and (d) as follows:

(a), (b), (d) As described in Items 4(a) and (b), of this Schedule 13D, as of 5:00 p.m. New York City time, on February 21, 2014, the Reporting Persons beneficially owned 17,427,624 Ordinary Shares (assuming for these purposes that all ADSs purchased by Purchaser in the Offer prior to such time have been exchanged for the underlying Ordinary Shares as of such time), or, based upon the number of outstanding Ordinary Shares and ADSs as of such time, approximately 98.2% of the outstanding Ordinary Shares and ADSs (without duplication for Ordinary Shares underlying ADSs), and the Reporting Persons have the shared power to vote, or direct the vote, and the shared power to dispose, or direct the disposal of, all such Ordinary Shares. Except as set forth in this Schedule 13D, as of 5:00 p.m. New York City time on February 21, 2014, no other Ordinary Shares or ADSs are beneficially owned by the Reporting Persons or, to the knowledge of the Reporting Persons, any person listed on Schedule A to this Schedule 13D. To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 17,427,624 Ordinary Shares beneficially owned by the Reporting Persons (assuming for these purposes that all ADSs purchased by Purchaser in the Offer prior to such time have been exchanged for the underlying Ordinary Shares as of such time).

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2014	JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

/s/ Suzanne Sawochka Hooper
	Name:	Suzanne Sawochka Hooper
	Title:	Executive Vice President and General Counsel

Date: February 21, 2014	JAZZ FINANCING I LIMITED

/s/ Shawn Mindus
	Name:	Shawn Mindus
	Title:	Director

Date: February 21, 2014	JAZZ INVESTMENTS II LIMITED

/s/ Hugh Kiely
	Name:	Hugh Kiely
	Title:	Director

Date: February 21, 2014	JAZZ PHARMACEUTICALS ITALY S.p.A.

/s/ Patricia Carr
	Name:	Patricia Carr
	Title:	Director